UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

________________

Knight Capital Group, Inc.
 (Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

499005106
(CUSIP Number)

Alex Sadowski
Assistant General Counsel
350 N. Orleans, 3rd Floor South
Chicago, IL 60654
+ 1 312 931 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2012
(Date of Event which Requires Filing of this Statement)

________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	499005106

1.	Names of Reporting Persons.
GETCO Strategic Investments, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
58,333,362(1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power 58,333,362(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,333,362(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 37.4% (2)

14.	Type of Reporting Person
OO

(1)	Reflects 58,333,362 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series A-1 and Series A-2 Convertible Preferred Stock.

(2)
Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 97,814,427 shares of Class A Common Stock outstanding as of August 6, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2012. See Item 5 hereof.

CUSIP No.	499005106

1.	Names of Reporting Persons.
GETCO Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
58,334,429(1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power 58,334,429(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,334,429(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 37.4% (2)

14.	Type of Reporting Person
HC, OO

(1)	Reflects 1,067 shares of Class A Common Stock and 58,333,362 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series A-1 and Series A-2 Convertible Preferred Stock.

(2)
Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 97,814,427 shares of Class A Common Stock outstanding as of August 6, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2012. See Item 5 hereof.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Class A Common Stock, par value $0.01 (the “Common Stock”) of Knight Capital Group, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 545 Washington Boulevard, Jersey City, New Jersey 07310.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly by GETCO Holding Company, LLC (“Getco Holding”) and GETCO Strategic Investments, LLC (“GSI”) (each a “Reporting Person” and together, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, is filed herewith as Exhibit 99.4.

Getco Holding is a limited liability company organized under the laws of Delaware principally engaged, through its subsidiaries, in trading and market making in securities and financial instruments. The principal office of Getco Holding is 350 North Orleans Street, 3rd Floor South, Chicago, Illinois 60654. Getco Holding is the sole member of GSI and may be deemed to beneficially own the Common Stock beneficially owned by its subsidiaries, including GSI.

GSI is a limited liability company organized under the laws of Delaware principally engaged in investing in securities and financial instruments. The principal office of GSI is 350 North Orleans Street, 3rd Floor South, Chicago, Illinois 60654. GSI disclaims beneficial ownership of shares of Common Stock not held of record by GSI.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is set forth in Schedule 1 and incorporated by reference herein.

During the last five years, neither the Reporting Persons nor any of the Persons listed in Schedule 1 have (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 6, 2012 GSI purchased 17,413 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock (the “Series A-1 Shares”) and 70,087 shares of Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock (the “Series A-2 Shares”) from the Issuer in a private placement for an aggregate purchase price of $87.5 million. The purchase amount was funded by cash on hand at Getco Holding.  Additional information regarding the transaction is included in Item 4.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Issuer’s securities for investment purposes only and not for the purpose of obtaining or exercising control over the Issuer.

In accordance with the terms of the Purchase Agreement among the Issuer, GSI and the investors party thereto (described below), the Issuer agreed to appoint three new members to its board of directors (the “Board”) within one month following the closing of the transaction, including one representative selected by General Atlantic (“General Atlantic”), an investor in Getco Holding, and two representatives selected or approved by other investors party to the Purchase Agreement. General Atlantic will be entitled to select a representative on the Board so long as GSI holds at least 25% of the Series A-1 Shares and Series A-2 Shares purchased by GSI pursuant to the Purchase Agreement.

Except as discussed herein, none of the Reporting Persons and, to the Reporting Persons’ best knowledge none of the persons listed on Schedule 1 hereto, have any plans or proposals that relate to or would result in any of the transactions or matters described in Items 4(a) through (j) of Schedule 13D. The Reporting Persons may engage in discussions with management, the Board, other stockholders of the Issuer and other parties concerning the business, operations, and future plans of the Issuer. The Reporting Persons retain the right to change their investment intent, to acquire additional securities of the Issuer from time to time, to enter into hedging relationships with respect to the Issuer’s securities or to sell or otherwise dispose of all or part of the Issuer’s securities beneficially owned by them, in each case through open market or privately negotiated transactions or otherwise, depending on market conditions or other relevant factors and such discussions. Based on such factors and discussions, the Reporting Persons might seek representation on the Board. The Reporting Persons reserve the right to change their intention with respect to the matters described in Items 4(a) through (j) of Schedule 13D.

The Securities Purchase Agreement

On August 6, 2012 the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, GSI, Jefferies & Company, Inc., Jefferies High Yield Trading, LLC, Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI ESC L.P., Blackstone Family Investment Partnership VI L.P., TD Ameritrade Holding Corporation, Stephens Investments Holdings LLC and Stifel Financial Corp. (collectively, the “Investors”),  pursuant to which the Issuer issued and sold 400,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), in a private placement to the Investors in exchange for aggregate cash consideration of $400,000,000. The Preferred Stock consists of 79,600 shares of Series A-1 Shares and 320,400 shares of Series A-2 Shares. The transaction closed on August 6, 2012. The full text of the Purchase Agreement is filed herewith as Exhibit 99.1.

Each Series A-1 Share is convertible at any time at the option of the holder into shares of Common Stock at an initial conversion rate of 666.667 shares of Common Stock per share of Preferred Stock subject to customary anti-dilution adjustments, including upon the occurrence of certain merger or acquisition transactions and fundamental changes (the “Conversion Rate”).  Series A-2 Shares are convertible into Series A-1 Shares on a one-for-one basis, provided that the holder of such Series A-2 Share delivers to the Issuer a certification that all required regulatory approvals have been obtained (and any applicable waiting periods have expired) for such conversion.

The Series A-1 Shares and the Series A-2 Shares will also mandatorily convert into Common Stock at the Conversion Rate on the third trading day following the date on which the closing price of the Common Stock exceeds 200% of the then-applicable Conversion Price (as defined below) for 60 consecutive trading days, provided that a registration statement covering the resale of the Common Stock issuable upon such conversion has been declared effective. The “Conversion Price” is equal to $1,000 divided by the Conversion Rate in effect at such time, for an approximate initial Conversion Price of $1.50 per share of Common Stock.

Neither the Series A-1 Shares nor the Series A-2 Shares are redeemable by the Issuer or by the holders other than in connection with certain fundamental corporate changes. Holders of Series A-1 Shares are entitled to vote with holders of Common Stock, on an as-converted basis, on all matters submitted to a vote of the Issuer’s stockholders, subject to applicable law and New York Stock Exchange rules. The Series A-2 Shares do not have voting rights. The complete preferences, limitations, powers and relative rights of the Series A-1 Shares and the Series A-2 Shares are set forth in the Certificate of Designations for the Preferred Stock (the “Certificate of Designations”), filed herewith as Exhibit 99.2.

The Registration Rights Agreement

In connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement, dated as of August 6, 2012 (the “Registration Rights Agreement”), with the Investors, pursuant to which, among other things, the Issuer agreed to file with the Securities and Exchange Commission a registration statement covering resales by the Investors and certain of their transferees of the Series A-1 Shares, the Series A-2 Shares and the Common Stock into which the Series A-1 Shares and the Series A-2 Shares may be converted. The Registration Rights Agreement also provides the Investors and certain of their transferees with certain customary demand registration rights and piggyback registration rights as well as indemnification rights, subject to the limitations set forth in the Registration Rights Agreement, which is filed herewith as Exhibit 99.3.

The foregoing summary is qualified in its entirety by reference to the Purchase Agreement, the Registration Rights Agreement and the Certificate of Designations, filed herewith as Exhibits 99.1, 99.2 and 99.3 and incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2012, the Issuer had 97,814,427 shares of Class A Common Stock issued and outstanding as of August 6, 2012, excluding shares of Common Stock issuable upon conversion of the Preferred Stock.

GSI owns 17,413 Series A-1 Shares and 70,087 Series A-2 Shares and may be deemed to beneficially own 58,333,362 shares of Common Stock on a fully-converted basis, representing 37.4% of the Issuer’s total outstanding Common Stock, and assuming full conversion of the Preferred Stock issued pursuant to the Purchase Agreement into shares of Common Stock, approximately 16% of the Issuer's total outstanding Common Stock. Getco Holding may be deemed to beneficially own 58,334,429 shares of Common Stock beneficially owned by its wholly-owned subsidiaries, including 58,333,362 shares of Common Stock beneficially owned by GSI and 1,067 shares of Common Stock held by another wholly-owned subsidiary, representing, in the aggregate, 37.4% of the Issuer’s total outstanding Common Stock, and assuming full conversion of the Preferred Stock issued pursuant to the Purchase Agreement into shares of Common Stock, approximately 16% of the Issuer's total outstanding Common Stock.

Number of Shares as to which Getco Holding has:

Sole power to vote or to direct the vote: -0-
Shared power to vote or to direct the vote: 58,334,429
Sole power to dispose or to direct the disposition of: -0-
Shared power to dispose or to direct the disposition of: 58,334,429

Number of Shares as to which GSI has:

Sole power to vote or to direct the vote: -0-
Shared power to vote or to direct the vote: 58,333,362
Sole power to dispose or to direct the disposition of: -0-
Shared power to dispose or to direct the disposition of: 58,333,362

Except as set forth in this Item 5, no person other than each respective record owner of the securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Items 4 and 5 are incorporated by reference herein. Other than as described above in Items 4 and 5, none of the Reporting Persons and, to the Reporting Persons’ best knowledge none of the persons listed on Schedule 1 hereto, are parties to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1
Securities Purchase Agreement, dated August 6, 2012, by and among Knight Capital Group, Inc. and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Knight Capital Group, Inc. on August 6, 2012)

Exhibit 99.2
Certificate of Designations of Preferences and Rights of the Series A-1 Cumulative Perpetual Convertible Preferred Stock and Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock of Knight Capital Group, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Knight Capital Group, Inc. on August 6, 2012)

Exhibit 99.3
Registration Rights Agreement, dated as of August 6, 2012 by and among Knight Capital Group, Inc. and the parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Knight Capital Group, Inc. on August 6, 2012)

Exhibit 99.4	Joint Filing Agreement among the Reporting Persons

Exhibit 99.5	Unanimous Written Consent of Getco Holding Company, LLC

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2012
GETCO Holding Company, LLC

	By:	/s/ Alex Sadowski
Name: Alex Sadowski
Title: Authorized Signatory

GETCO Strategic Investments, LLC

By:	/s/ Alex Sadowski
Name: Alex Sadowski
Title: Authorized Signatory

SCHEDULE 1

EXECUTIVE OFFICERS AND DIRECTORS

GETCO HOLDING COMPANY, LLC

The name, business address and present principal occupation or employment of each director and officer of GETCO Holding Company, LLC are set forth below. All of the following persons are citizens of the United States.

Name	Business Address	Present principal occupation
Stephen G. Schuler, Director	350 North Orleans Street, 3rd Floor South, Chicago, Illinois 60654	Director and Manager, GETCO Holding Company LLC
Daniel V. Tierney, Director	350 North Orleans Street, 3rd Floor South, Chicago, Illinois 60654	Director and Manager, GETCO Holding Company LLC
Alexander Chulack, Director	55 East 52nd Street 32nd Floor New York, NY 10055	Managing Director, General Atlantic LLC (private equity investments)
Rene M. Kern, Director	55 East 52nd Street 32nd Floor New York, NY 10055	Managing Director, General Atlantic LLC (private equity investments)
Daniel Coleman, Director and CEO	350 North Orleans Street, 3rd Floor South, Chicago, Illinois 60654	Director and CEO, GETCO Holding Company LLC